UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE ORDINARY GENERAL MEETING HELD ON APRIL 29th, 2016

DATE, TIME, AND PLACE: April 29th, 2016, at 4:00 p.m., at the Auditorium of  the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235 – 1st mezzanine, Vila Olímpia – São Paulo/SP.

ATTENDANCE: Shareholders representing more than 96% of the voting capital, as verified by the signatures apposed on the Shareholders’ Attendance Book. Also present the President of the Board of Directors Mr. Jesús Maria Zabalza Lotina; and the Director of the Company, Mr. Reginaldo Antonio Ribeiro; (ii) Mr. Andre Miguel do Nascimento, Company´s accountant; (iii) Mr. Gilberto Bezerra de Souza, representing Deloitte Touche Tohmatsu Auditores Independentes, external auditor of the Company; (iv) Sr. Andres Eugenio Brusa, Superintendent of the Human Resources department of the Company.

BOARD: Chairman: Mr. Daniel Pareto; and Secretary: Mrs. Beatriz Outeiro.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) and in the newspaper “Valor Econômico”, on March 30th and 31st and April 1st, 2016; e (2) Financial Statements of the Company related to the  fiscal year ended on December 31st, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the DOESP and in the newspaper “Valor Econômico”, in editions of January 27th, 2016.

AGENDA: (I) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31st, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (II) To DECIDE on the destination of the net profit of the fiscal year of 2015 and the distribution of dividends; e (III) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders and were disclosed on website www.cvm.gov.br on March 29th, 2016, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, first paragraph, of Law 6,404/76 (“Law 6,404/76”); and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1st and 2nd, of Law 6,404/76.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than 98% of the voting capital, resolved to, with abstention of the legally prevented, TO APPROVE (a) the management accounts, and the Company’s Financial Statements, everything as proposed by the Board of  Executive Officers, according meeting held on January 25th, 2016, and favorable opinion of the Board of Directors, in the meeting held on January 26th, 2016; (b) the destination of the net profit of the fiscal year ended on December 31st, 2015, at the amount of R$ 6.982.897.836,65, namely: a) R$ 349.234.941,01 for the Legal Reserve account; b) R$ 6.200.000.000,00 for the payment of dividends and interest on equity to shareholders as follows: Dividends: b.1) R$ 4.800.000.000,00 as approved by the Board of Directors Meeting held on March 27th, 2015, September 9th, 2015 and December 30th, 2015, paid from the day August 28th, 2015, October 5th, 2015 and February 25th, 2016, respectively; and Interest on Equity: b.2) R$ 1,400,000,000.00 as approved by the Board of Directors Meeting held on December 30th, 2015 and paid from the day February 25th, 2016; and c) R$ 433,662,895.64 for Dividend Equalization Reserve, according to the proposal of the Executive Board, with favorable opinion of the Board of Directors at meetings held on January 25th and 26th, 2016, respectively.

(c) With abstention of the legally prevented, TO FIX the annual overall consideration of the Company´s management, in the total amount of up to R$ 300,000,000.00 for the fiscal year of 2016, and for the Audit Committee in the amount of up to R$ 3,000,000.00, for the period of 12 months beginning on January 1st, 2016, everything as proposed by the Board of Directors, in the meeting held on March 22th, 2016.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and the controlling shareholders. São Paulo, April 29th, 2016.

BOARD: Daniel Pareto – Chairman; Beatriz Outeiro – Secretary.

Shareholders: BANCO SANTANDER, S.A. – Beatriz Outeiro, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Outeiro, attorney-in-fact; and STERREBEECK, B.V. – Beatriz Outeiro, attorney-in-fact; ALASKA COMMON TRUST

FUND; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COLUMBIA CAPITAL ALLOCATION AGGRESSIVE PORTFOLIO; COLUMBIA CAPITAL ALLOCATION MODERATE AGGRESSIVE PORTFOLIO; COLUMBIA CAPITAL ALLOCATION MODERATE PORTFOLIO; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ENSIGN PEAK ADVISORS, INC; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF; ILLINOIS STATE BOARD OF INVESTMENT; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND;  JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; KAISER

PERMANENTE GROUP TRUST; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; MERCER QIF FUND PLC; MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PRUDENTIAL WORLD FUND, INC. - PRUDENTIAL QMA INTERNATIONAL EQUITY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB EMERGING MARKETS EQUITY ETF; SPDR S&P EMERGING MARKETS ETF; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS; INDEX EQUITY FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE NATURE CONSERVANCY; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING EQUITY DIVERSIFIED INCOME PLUS FUND

(PRIVATE PLACEMENT FUND); TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING MARKETS EQUITY INCOME PLUS MOTHER FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INVESTMENT MANAGEMENT CO. LLC; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND – José Ricardo Silva Martins, attorney-in-fact; THE BANK OF NEW YORK MELLON – Jocelio Rodrigues de Oliveira, attorney-in-fact; REGINALDO ANTONIO RIBEIRO and JESÚS MARIA ZABALZA LOTINA.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto Chairman	Beatriz Outeiro Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer